RESPONSE OF THE OFFICE OF
INVESTMENT COMPANY REGULATION
DIVISION OF INVESTMENT MANAGEMENT

Our Ref. No. 2002-5-ICR
Frank Russell Investment
Company, et al.

Your letter of October 14, 2002 requests our assurance that we would not recommend that the Securities and Exchange Commission (the "Commission") take any enforcement action under section 12(d)(1)(A) or (B), section 17(a) or section 17(d) of the Investment Company Act of 1940 (the "Act") if certain registered closed-end investment companies for which Frank Russell Investment Management Company ("FRIMCo") or an entity controlling, controlled by, or under common control with FRIMCo serves as investment adviser ("Closed-End Funds") rely on an exemptive order issued to FRIMCo, Russell Fund Distributors, Frank Russell Investment Company ("FRIC") and Russell Insurance Funds ("RIF") under sections 6(c), 12(d)(1)(J) and 17(b) of the Act and rule 17d-1 under the Act (the "Existing Order").[1]

You state the that Existing Order permits the currently existing series of FRIC and RIF, and all future registered open-end management investment companies, and series thereof, that are part of the same "group of investment companies" (as defined in section 12(d)(1)(G)(ii) of the Act) as FRIC or RIF and that are advised by FRIMCo or a person controlling, controlled by or under common control with FRIMCo (the "Open-End Funds") to engage in certain transactions. Specifically, you state that the Existing Order permits (1) certain Open-End Funds ("Investing Funds") to use uninvested cash and cash collateral from securities lending activities to purchase, in kind or for cash, shares of money market Open-End Funds ("Money Market Funds"), (2) the Money Market Funds to sell their shares to, and redeem their shares from, the Investing Funds, and (3) the Investing Funds and the Money Market Funds to continue to engage in transactions involving portfolio securities in reliance on rule 17a-7 under the Act. You state that allowing the Closed-End Funds to rely on the Existing Order would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. You further state that allowing the Closed-End Funds to engage in the proposed transactions, subject to the terms and conditions of the Existing Order, satisfies the standards of section 17(b) of the Act and rule 17d-1 under the Act.

Based on the facts and representations made in your letter, we would not recommend enforcement action to the Commission if the Closed-End Funds rely on the Existing Order to use uninvested cash and cash collateral from securities lending activities to purchase, in kind or for cash, shares of the Money Market Funds; the Money Market Funds sell their shares to, and redeem their shares from, the Closed-End Funds;

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[1] Frank Russell Investment Company, et al., Investment Company Act Release Nos. 25416 (Feb. 12, 2002) (notice) and 25458 (Mar. 12, 2002) (order).

and, the Closed-End Funds and the Money Market Funds engage in transactions involving portfolio securities in reliance on rule 17a-7 under the Act, provided that the transactions comply with the terms and conditions of the Existing Order. This response expresses the Division's position on enforcement action only, and does not purport to express any legal conclusions concerning the issues presented. Facts or representations different from those presented in your letter might require a different conclusion.

Stacey L. Fuller
Senior Counsel
Office of Investment Company Regulation
October 18, 2002

STRADLEY RONON
ATTORNEYS AT LAW

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098
Telephone (215) 564-8000
Fax (215) 564-8120

1940 Act/Sections 6(c), 12(d)(1)(A), 12(d)(1)(B), 12(d)(1)(J), 17(a)(1), 17(a)(2), 17(b) and 17(d)

Mark A. Sheehan
(215) 564-8027
msheehan@stradley.com

October 14, 2002

Nadya B. Roytblat, Esq.
Assistant Director
Office of Investment Company Regulation
Division of Investment Management
U.S. Securities and Exchange Commission
Judiciary Plaza–Room 5405
450 Fifth Street, N.W.
Washington, DC 20549-0506

Re: Frank Russell Investment Company et al – Exemptive Order, dated March 12, 2002 (File No. 812-12476; Release No. IC-25458)

Dear Ms. Roytblat:

On behalf of Frank Russell Investment Company ("FRIC"), Russell Insurance Funds ("RIF"), Frank Russell Investment Management Company ("FRIMCo") and Russell Fund Distributors, Inc. ("RFD"), we respectfully request that the staff of the Division of Investment Management (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") advise us that it will not recommend to the Commission that it take any enforcement action under the Investment Company Act of 1940, as amended (the "1940 Act"), in the circumstances described below.

I. Background

On March 12, 2002, FRIC, RIF, the currently existing series of FRIC and RIF, and all future registered open-end management investment companies and any series thereof that are part of the same "group of investment companies" (as defined in Section 12(d)(1)(G)(ii) of the 1940 Act) as FRIC or RIF and for which FRIMCo or a person controlling, controlled by or under common control with FRIMCo serves as investment adviser ("Open-End Funds"), FRIMCo and RFD (together, the "Original Parties") received an exemptive order (the "Existing Order")[1] from the Commission. The Existing Order was issued under Section 12(d)(1)(J) of the 1940 Act, exempting the Original Parties from Sections 12(d)(1)(A) and (B) of the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act, exempting the Original Parties from Sections 17(a)(1) and (2) of the 1940 Act, and under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. The Existing Order permits (i) certain Open-End Funds (the "Investing

[1] See Release No. IC-25458 (March 12, 2002).

Funds") to use their uninvested cash and cash collateral from securities lending activities to purchase, in kind or for cash, shares of one or more money market Open-End Funds (together, the "Money Market Funds"); (ii) the Money Market Funds to sell their shares to, and to redeem their shares from, the Investing Funds; and (iii) the Investing Funds and the Money Market Funds to continue to engage in transactions involving portfolio securities in reliance on Rule 17a-7 under the 1940 Act.

II. Request for No-Action Position

On behalf of the Original Parties, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Closed-End Funds (as that term is hereinafter defined) rely on the Existing Order subject to the terms and conditions of the Existing Order.

III. Rationale for Request

At the time of the filing of the Second Amended and Restated Application for Exemptive Relief (the "Application") with the Commission on January 31, 2002 pertinent to the Existing Order, and at the time of the issuance of the Existing Order, FRIMCo served as the investment adviser exclusively to *open-end* registered management investment companies (or series thereof).[2] As a result of internal strategic planning decisions made by FRIMCo subsequent to the issuance of the Existing Order, it is possible that FRIMCo will organize and manage one or more closed-end management investment companies, registered as such under the 1940 Act (together, the "Closed-End Funds"). It is expected that any Closed-End Funds will be advised by FRIMCo, or by an entity that controls, is controlled by, or is under common control with FRIMCo. It is anticipated that the Closed-End Funds would benefit from the types of transactions permitted under the Existing Order.

If the requested no-action position is granted, the Closed-End Funds, in reliance upon the Existing Order, will: (a) use uninvested cash and cash collateral to purchase, in kind or for cash, shares of one or more Money Market Funds, and the Money Market Funds will sell shares to and redeem shares from the Closed-End Funds; and (b) the Closed-End Funds and the Money Market Funds will engage in transactions involving portfolio securities in reliance upon Rule 17a-7 under the 1940 Act, all in compliance with all terms, representations and conditions contained in the Application and the Existing Order, as though the Closed-End Funds were Original Parties.

The reasons for and factors supporting this request are the same as those set forth in the Application in support of the Original Parties' request for the Existing Order, which reasons and factors apply equally in the case of the Open-End Funds or the Closed-End Funds.

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[2] The Application was submitted on behalf of, inter alia, "the currently existing series of FRIC and RIF, and all future registered *open-end* management investment companies and any series thereof that are part of the same 'group of investment companies' ..." (Emphasis added.)

Because the Closed-End Funds will engage in the transactions contemplated by the Existing Order only in compliance with all terms, representations and conditions set forth in the Application and the Existing Order, the standards set forth in Sections 6(c) and 17(b) of the 1940 Act and Rule 17d-1 under the 1940 Act would be met.

We note that the reliance by the Closed-End Funds on the Existing Order would be consistent with the identity and nature of applicants who have received exemptive relief from the Commission for identical types of transactions.[3] Furthermore, the Staff has previously granted no-action relief in similar situations involving various parties who had sought to rely on previously-issued exemptive orders.[4]

In compliance with the procedures set forth in Release Nos. 6269 (December 5, 1980) and 5127 (January 25, 1971) under the Securities Act of 1933, as amended, seven copies of this letter are submitted herewith, and the specific subsections of the particular statutes to which this letter relates are indicated in the upper right hand corner of the first page of this letter and each copy. If, for any reason, the Staff does not concur with our conclusions, we respectfully request a conference with the Staff before any adverse written response to this letter is issued.

Please acknowledge receipt of this letter by date-stamping the enclosed receipt copy and returning the same in the enclosed self-addressed stamped envelope.

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3 See The Dreyfus Fund Incorporated et al, Investment Company Act Release Nos. 25099 (Aug. 2, 2001) (Notice) and 25141(Aug. 28, 2001) (Order); and UBS PaineWebber Inc. et al, Investment Company Act Release Nos. 25049 (June 26, 2001) (Notice) and 25075 (July 24, 2001) (Order).

4 See AIM Advisor Funds, Inc., SEC No-Action Letter (Feb. 12, 2002) (Staff provided no-action assurance where parties sought to extend an existing order (pertaining to a joint lending and borrowing facility and interfund lending program) to a closed-end investment company not named in the exemptive order, and to additional closed-end investment companies that may be created in the future). The Staff has also, on several occasions, explicitly provided no-action assurance permitting a new entity to step into the shoes of an affiliate that previously had been granted exemptive relief (see, e.g., the Great-West Life Assurance Company et al, SEC No-Action Letter (Sept. 30, 1996); Goldman Sachs Group of Funds, SEC No-Action Letter (Nov. 22, 1991); American Capital Funds, SEC No-Action Letter (Aug. 26, 1991); Keystone America Fund Group, SEC No-Action Letter (May 10, 1991); and Federated Investors, Incorporated, SEC No-Action Letter (Sept. 22, 1989)).

Should you or any member of the Staff have any questions concerning the foregoing request or require any additional information or clarification, please contact the undersigned at 215/564-8027, or in my absence, Robert K. Fulton, Esq. at 215/564-8042. We greatly appreciate the assistance received from your office in this matter.

Very truly yours,

Mark A. Sheehan

Mark A. Sheehan

MAS/rae

cc: Robert K. Fulton, Esq.
Stradley, Ronon, Stevens & Young, LLP
Stacy L. Fuller, Esq.
Senior Attorney
U.S. Securities and Exchange Commission
Gregory Lyons, Esq.
Mary Beth Rhoden, Esq.
Frank Russell Investment Management Company

569643.6